

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2018

Wayne Potters
President and Chief Executive Officer
SG Commercial Mortgage Securities, LLC
245 Park Avenue
New York, NY 10167

> **Re: SG Commercial Mortgage Securities, LLC**
> **Registration Statement on Form SF-3**
> **Filed October 10, 2018**
> **File No. 333-227770**

Dear Mr. Potters:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lulu Cheng at 202-551-3811 or me at 202-551-3850 with any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Frank Polverino, Cadwalader, Wickersham & Taft LLP
David Gingold, Cadwalader, Wickersham & Taft LLP